Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

THE TRANSACTIONS CONTEMPLATED BY THIS JOINT ANNOUNCEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE US SECURITIES AND EXCHANGE COMMISSION OR BY ANY US STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY US STATE SECURITIES COMMISSION PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS JOINT ANNOUNCEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This joint announcement is for information purposes only and is not intended to and does not constitute, or form part of, an invitation or offer to acquire, purchase or subscribe for any securities of the Company nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of the Company in any jurisdiction in contravention of applicable laws.

This joint announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Bo Yu Limited (Incorporated in the British Virgin Islands with limited liability)	OneConnect Financial Technology Co., Ltd. 壹賬通金融科技有限公司 (Incorporated in the Cayman Islands with limited liability) (Stock code: 6638) (NYSE Stock Ticker: OCFT)

JOINT ANNOUNCEMENT

MONTHLY UPDATE ANNOUNCEMENT

PURSUANT TO RULE 3.7 OF THE TAKEOVERS CODE

This announcement is jointly made by OneConnect Financial Technology Co., Ltd. (the “Company”) and Bo Yu Limited (“Bo Yu”) pursuant to Rule 3.7 of the Takeovers Code.

Reference is made to (i) the announcement jointly issued by the Company and Bo Yu on March 3, 2025 in relation to, among other things, the Indicative Proposal (the “Announcement”); and (ii) the announcement jointly issued by the Company and Bo Yu on April 3, 2025 pursuant to Rule 3.7 of the Takeovers Code. Unless otherwise defined, capitalised terms used in this announcement have the same meanings as those defined in the Announcement.

The Company and Bo Yu wish to update the Shareholders, holders of ADSs and potential investors that since the publication of the Announcement, the discussion between the Company and Bo Yu in relation to the Indicative Proposal is still ongoing. As of the date of this joint announcement, (i) no decision has been made by Bo Yu on whether to proceed with the Indicative Proposal; and (ii) the Board has not formed any view about the Indicative Proposal nor reached any definitive agreement with any party to implement the Indicative Proposal.

In compliance with Rule 3.7 of the Takeovers Code, monthly announcement(s) setting out the progress of the Indicative Proposal will be made by the Company and/or Bo Yu until an announcement of a firm intention to make an Offer (as defined under the Takeovers Code) under Rule 3.5 of the Takeovers Code or of a decision not to proceed with the Offer is made. Further announcement(s) will be made as and when appropriate or required in accordance with the Listing Rules and/or Takeovers Code (as the case may be).

WARNING: Shareholders, holders of ADSs and potential investors of the Company should be aware that the Indicative Proposal is non-binding in nature, and may or may not proceed, and if it does proceed, the terms of any such Indicative Proposal are at this stage uncertain. Shareholders, holders of ADSs and potential investors are advised to exercise caution when dealing in the Shares, ADSs and/or other securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisors.

By order of the board of directors of Bo Yu Limited Ms. Yanmei Dong Director	By order of the Board OneConnect Financial Technology Co., Ltd. Mr. Chen Dangyang Chairman of the Board and Chief Executive Officer

Hong Kong, May 2, 2025

As at the date of this joint announcement, the directors of the Offeror are Ms. Song Gao and Ms. Yanmei Dong.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Company) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Company) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the executive directors of Ping An Group are Mr. Ma Mingzhe, Mr. Xie Yonglin, Mr. Michael Guo, Ms. Fu Xin and Ms. Cai Fangfang; the non-executive directors of Ping An Group are Mr. Soopakij Chearavanont, Mr. Yang Xiaoping, Mr. He Jianfeng and Ms. Cai Xun; the independent non-executive directors of Ping An Group are Mr. Ng Sing Yip, Mr. Chu Yiyun, Mr. Liu Hong, Mr. Ng Kong Ping Albert, Mr. Jin Li and Mr. Wang Guangqian.

The directors of Ping An Group jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Company) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Company in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Fu Xin, Mr. Dou Wenwei and Ms. Wang Wenjun as the non-executive directors and Dr. Zhang Yaolin, Mr. Pu Tianruo, Mr. Chow Wing Kin Anthony and Mr. Ip Koon Wing Ernest as the independent non-executive directors.

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Offeror and Ping An Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Offeror and of Ping An Group in their respective capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

Where the English and the Chinese texts conflict, the English text prevails.

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